UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05052250

March 23, 2005

Curtis R. Hearn
Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P.
201 St. Charles Avenue
New Orleans, LA 70170-5100

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/23/2005

Re: Tidewater Inc.
Incoming letter dated March 14, 2005

Dear Mr. Hearn:

This is in response to your letter dated March 14, 2005 concerning the shareholder proposal submitted to Tidewater by Harold J. Mathis, Jr. We also have received a letter from the proponent dated March 17, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 28 2005 E
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Harold J. Mathis, Jr.
P.O. Box 1209
Richmond, TX 77406-1209

JONES WALKER

Curtis R. Hearn
Direct Dial 504-582-8308
Direct Fax 504-589-8308
chearn@joneswalker.com

RECEIVED
2005 MAR 15 PM 3:03
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 14, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Tidewater Inc.
Stockholder Proposal Submitted by Harold J. Mathis, Jr.

Ladies and Gentlemen:

We are counsel to Tidewater Inc., a Delaware corporation ("Tidewater" or the "Company"). On January 21, 2005, Tidewater received a proposed stockholder resolution and supporting statement (together, the "Proposal") from Harold J. Mathis, Jr. (the "Proponent" or "Mr. Mathis") for inclusion in the Company's 2005 proxy statement (the "2005 Proxy Statement") to be provided to the Company's stockholders in connection with its 2005 Annual Meeting. For the reasons set forth below, we believe that the first paragraph of the Proposal's supporting statement contains materially false and misleading statements and therefore may be excluded from the Proposal pursuant to Rule 14a-8(i)(3) of the Securities Exchange Act of 1934, as amended.

The Company requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the last three sentences of the first paragraph of the Proposal's supporting statement from its 2005 Proxy Statement for the reasons set forth below.

In accordance with Rule 14a-8(j), we are enclosing six copies of this letter and the Proposal, attached hereto as Exhibit A. In conformity with the Rule, we are also simultaneously providing a copy of this submission to the Proponent.

TEXT OF THE PROPOSAL AND SUPPORTING STATEMENT

The Proposal submitted by Mr. Mathis calls for the declassification of Tidewater's Board of Directors. The text of the Proposal is as follows:

"RESOLVED: That the stockholders of Tidewater, Inc., assembled in annual meeting in person or by proxy, hereby request that the Board of Directors take the needed steps to provide that at future elections of directors new directors be elected annually and not by classes, as is now provided, and that on expiration of present terms of directors their subsequent elections shall also be on an annual basis.

REASONS

Strong support was shown at the last annual meeting of Tidewater, Inc. when a majority of the Yes/No vote, 77.77%, 33,848,277 shares were cast in favor of this proposal. The initial success of this proposal was obscured by the Tidewater chairman's refusal to give shareholders any voting results (for vs. against) at the meeting, stating "That will be disclosed in good time as disclosed by the regulations." Responding to a further request for any preliminary vote, he added, "I don't have them with me, no." Finally, Mr. Taylor offered "Well, I will say this, as a percentage of shares outstanding, it was not much more than a majority."

It is the proponent's belief that classification of the Board of Directors is not in the best interest of Tidewater, Inc. and its shareholders. This proponent also believes that it makes a Board less accountable to shareholders when all directors do not stand for election each year; the piecemeal election insulating directors and senior management from the impact of poor performance.

The Council of Institutional Investors recommends:

1) Council Policies – The Board of Directors

   www.cii.org/dcwascii/web.nsf/doc/policies_i.cm

   "All directors should be elected annually (no classified boards)."

2) Council Policies – Shareholder Voting Rights

   www.cii.org/dcwascii/web.nsf/doc/policies_ii.cm

   "Super majority votes should not be required."

A considerable number of publicly traded companies including ChevronTexaco, American International Group, Halliburton, TXU, Con Edison, CSX Corp., Motorola, General Motors, Nicor, Inc., ExxonMobil, ADM, J.P. Morgan, Chase&Co., Xerox, Bristol-Myers Squibb, Advanced Micro Devices, Ford Motor Co., Bank of America, Altria Group, Freeport-McMoRan Copper & Gold, American Express, Johnson & Johnson, Tyson

Foods, Hewlett-Packard, Co., AT&T, Southern Co., Weingarten Realty, Schlumberger, Home Depot, Wells Fargo, Citigroup, Walt Disney Co., IBM, General Electric, Microsoft, Intel, and Dell elect all directors annually as cited in their respective proxy statements.

It is the belief of this proponent that classified boards are rapidly becoming a thing of the past as more companies demonstrate a greater commitment to the principles of corporate democracy, adhering to policies that maximize accountability to shareholders.

Why should Tidewater, Inc. shareholders continue the piecemeal approach of waiting three years to complete their evaluation of the entire Board?

REGISTER YOUR VIEWS ON THE TOTAL BOARD'S PERFORMANCE EACH YEAR.

Protect you investment through better corporate governance and board accountability. Vote YES to evaluate director performance each year."

[End of Supporting Statement]

As discussed in detail below, there are statements in the Proposal's supporting statement that are materially false and misleading in violation of Exchange Act Rule 14a-9.

GROUNDS FOR EXCLUSION

Exchange Act Rule 14a-8(i)(3) permits a company to exclude a portion of a stockholder proposal from its proxy solicitation materials "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Company believes that the following portion of the Proposal's supporting statement is false and misleading.

In the first paragraph of the Proponent's supporting statement, the Proponent states: "Strong support was shown at the last annual meeting of Tidewater, Inc. when a majority of the Yes/No vote, 77.77%, 33,848,277 shares were cast in favor of this proposal. The initial success of this proposal was *obscured* [italics added] by the Tidewater chairman's refusal to give shareholders any voting results (for vs. against) at the meeting, stating "That will be disclosed in good time as disclosed by the regulations." Responding to a further request for any preliminary vote, he added, "I don't have them with me, no." Finally, Mr. Taylor offered "Well, I will say this, as a percentage of shares outstanding, it was not much more than a majority."

The last three sentences of the foregoing statement are properly excludable under Rule 14a-9 because they contain misleading information and impugn the integrity of Tidewater's

Chief Executive Officer, Mr. Dean Taylor. The statement of the proponent clearly implies that at the Company's 2004 annual meeting of stockholders, Mr. Taylor intended to, and did, obscure the success of the declassification proposal submitted by Mr. Mathis by refusing to give stockholders voting results related to the proposal. Mr. Taylor in no way refused to report the voting results of the declassification proposal to the Company's stockholders. Mr. Taylor reported that the voting results would be published at such time and in such manner as required by SEC rules and regulations. While a significant number of votes are typically cast by proxy, a handful of stockholders vote in person at the Company's annual meeting. Any votes cast in person would need to be included in determining the precise success of the proposal as both a percentage of votes cast and a percentage of shares outstanding.

The clear import of Mr. Mathis' statement is to suggest that Mr. Taylor was being less than honest with the Company's stockholders by "obscuring" the voting results with respect to the declassification proposal. Mr. Taylor acted in a prudent and completely honest manner, and in accordance with SEC rules and regulations, in deciding to wait until final voting percentages had been calculated before disclosing any specific results. In fact, Mr. Taylor confirmed at the annual meeting that the proposal had been approved by the stockholders, and the Company accurately reported specific voting results in its Form 10-Q filed for the first quarter of the 2005-2006 fiscal year. Suggesting that Mr. Taylor intended to obscure the success of the declassification proposal submitted by Mr. Mathis by refusing to give stockholders voting results related to the proposal is materially false and misleading. The statement is clearly intended by Mr. Mathis to impugn Mr. Taylor's reputation. This impugning of the reputation of Tidewater's Chief Executive Officer is clearly impermissible under Exchange Act Rule 14a-9. See Note (b) to Exchange Act Rule 14a-9 (stating that material "which directly or indirectly impugns character, integrity or personal reputation" may be misleading under Exchange Act Rule 14a-9); *The Boeing Company* (February 26, 2003) (permitting the deletion of two paragraphs in response to company's argument that they were inflammatory); *Maytag Corporation* (March 14, 2002) (permitting deletion of certain statements that malign management); *Raytheon Company* (March 13, 2002) (same). Furthermore, the statement is not germane to the Proposal. The statement in no way substantively supports Mr. Mathis' proposal that declassification of the Company's Board of Directors would be in the best interest of the Company and its stockholders. The deletion of the last three sentences of the first paragraph of the Proposal's supporting statement would not impede Mr. Mathis' ability to put forth substantive arguments in support of his Proposal.

* * * * *

Based on the foregoing, the Company believes the exclusion of the last three sentences of the first paragraph of the Proposal's supporting statement is warranted in this case.

CONCLUSION

For the foregoing reasons, the Company has determined to omit the last three sentences of the first paragraph of the Proposal's supporting statement from its 2005 Proxy Statement.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (504) 582-8308.

Very truly yours,

Curtis R. Hearn

Attachments
cc: Harold J. Mathis, Jr.

EXHIBIT A

HAROLD J. MATHIS, JR.

P. O. BOX 1209
RICHMOND, TEXAS 77406-1209
TEL (281) 342-5723
FAX (281) 342-8199
cengulfmar@aol.com

January 21, 2005

Mr. Cliffe F. Laborde
Tidewater, Inc.
601 Poydras Street, Suite 1900
New Orleans, LA 70130

BY FAX AND U.S. MAIL

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of Tidewater, Inc. that at the coming annual meeting of 2005, Harold J. Mathis, Jr., owner of 700 shares will cause to be introduced from the floor the following resolution. AS SHOWN BY THE BOOKS AND RECORDS OF THE CORPORATION OR IN BROKERS NAMES THAT I HAVE BEEN OWNER FOR AT LEAST ONE YEAR. THE STOCK WILL BE RETAINED PAST THE MEETING DATE. HOWEVER, CIRCUMSTANCES ARISING AFTER SUCH DATE MAY CHANGE THE HOLDINGS.

I ask that, if management intends to oppose this resolution, my name and address as above (including e-mail address), together with the number of shares owned and represented by me, be printed in the proxy statement together with the text of the resolution and the statement of reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting.

> "**RESOLVED:** That the stockholders of Tidewater, Inc., assembled in annual meeting in person or by proxy, hereby request that the Board of Directors take the needed steps to provide that at future elections of directors new directors be elected annually and not by classes, as is now provided, and that on expiration of present terms of directors their subsequent elections shall also be on an annual basis."

REASONS

Strong support was shown at the last annual meeting of Tidewater, Inc. when a majority of the Yes / No vote, 77.77%, 33,848,277 shares were cast in favor of this proposal. The initial success of this proposal was obscured by the Tidewater chairman's refusal to give shareholders any voting results (for vs. against) at the meeting, stating "That will be disclosed in good time as disclosed by the regulations." Responding to a further request for any preliminary votes, he added, "I don't have them with me, no." Finally, Mr. Taylor offered "Well, I will say this, as a percentage of shares outstanding, it was not much more than a majority."

It is this proponent's belief that classification of the Board of Directors is not in the best interest of Tidewater, Inc. and its shareholders. This proponent also believes that it makes a Board less accountable to shareholders when all directors do not stand for election each year; the piecemeal election insulating directors and senior management from the impact of poor performance.

The Council of Institutional Investors recommends:

1) Council Policies – The Board of Directors
   www.cii.org/dcwascii/web.nsf/doc/policies_i.cm
   "All directors should be elected annually (no classified boards)."

2) Council Policies – Shareholder Voting Rights
   www.cii.org/dcwascii/web.nsf/doc/policies_ii.cm
   "Super majority votes should not be required."

A considerable number of publicly traded companies including ChevronTexaco, American International Group, Halliburton, TXU, Con Edison, CSX Corp., Motorola, General Motors, Nicor, Inc., ExxonMobil, ADM, J.P. Morgan, Chase & Co., Xerox, Bristol-Myers Squibb, Advanced Micro Devices, Ford Motor Co., Bank of America, Altria Group, Freeport-McMoRan Copper & Gold, American Express, Johnson & Johnson, Tyson Foods, Hewlett-Packard, Co., AT&T, Southern Co., Weingarten Realty, Schlumberger, Home Depot, Wells Fargo, Citigroup, Walt Disney Co., IBM, General Electric, Microsoft, Intel, and Dell elect all directors annually as cited in their respective proxy statements.

It is the belief of this proponent that classified boards are rapidly becoming a thing of the past as more companies demonstrate a greater commitment to the principles of corporate democracy, adhering to policies that maximize accountability to shareholders.

Why should Tidewater, Inc. shareholders continue the piecemeal approach of waiting three years to complete their evaluation of the entire Board?

REGISTER YOUR VIEWS ON THE TOTAL BOARD'S PERFORMANCE EACH YEAR.

Protect your investment through better corporate governance and board accountability. Vote YES to evaluate director performance each year.

PLEASE MARK YOUR PROXY IN FAVOR OF THIS PROPOSAL; otherwise, it is automatically cast as a vote against, even if you abstain.

Sincerely,

Harold J. Mathis

Harold J. Mathis, Jr.

HAROLD J. MATHIS, JR.

P. O. BOX 1209
RICHMOND, TEXAS 77406-1209
TEL (281) 342-5723
FAX (281) 342-8199
cengulfmar@aol.com

RECEIVED
2005 MAR 22 PM 12:44
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 17, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

By FAX and six copies by U.S. MAIL

Re: Tidewater Inc. Stockholder Proposal Submitted by Harold J. Mathis, Jr.

Ladies and Gentlemen:

This is in response to a no-action letter written by the Jones Walker law firm on behalf of Tidewater Inc. Tidewater's CEO took the highly unusual step of coming to last year's annual meeting without any specific voting results on the shareholder proposal to eliminate Tidewater's classified board. It is not this proponent's intent to impugn the character of Mr. Taylor. What he did, he chose to do on his own. How many companies refuse to give shareholders the number of votes cast for, against or abstained on an issue? First, Mr. Taylor said "I don't have them with me, no." After further questioning, his reply was "As a percentage of shares outstanding, it was not much more than a majority." What kind of an answer is this to give shareholders? Shareholders come to annual meetings, in part, to hear voting results. While I am unaware of Mr. Taylor's intent in doing this, I firmly believe, as stated, that it had the timely effect of obscuring the success of my proposal. For shareholders there is only one true moment-at-hand, and Mr. Taylor missed it by his refusal to give them any specific results at the meeting.

Because this is my belief, I am willing to recast the first sentence that Tidewater has objected to by adding the wording "It is this proponent's belief that . . . . . ."

Thank you for the Staff's attention to this important matter.

Sincerely,

Harold J. Mathis

Harold J. Mathis

cc: Jones Walker Law Firm

Attachment

EXHIBIT A

Tidewater

December 28, 2004

Harold J. Mathis
P. O. Box 1209
Richmond, TX 77406-1209

Dear Mr. Mathis:

This letter is in response to your letter of October 28, 2004 in which you expressed concern that the "true" voting results on the stockholder proposal of which you were the sponsor were not reported at the Company's 2004 annual stockholders' meeting. In your letter, you state that your request for a report on the preliminary voting results at the meeting was denied, and that Mr. Taylor stated that the affirmative votes for Board declassification "were not much more than a majority." You go on to state that Mr. Taylor's statement "borders on false and misleading to an extent that should seriously concern all Tidewater directors."

We have reviewed the transcript of the annual meeting and have excerpted the following relevant exchange between you and Mr. Taylor below:

Mathis: "Mr. Chairman, what was the vote result for the proposal, for and against"?

Taylor: "That will be disclosed in good time as disclosed by the regulations."

Mathis: "You don't have any preliminary votes."

Taylor: "I don't have them with me, no."

x x x x x x x x x x

Mathis: "Well, Mr. Chairman, I think that it is highly unusual that at a shareholders' meeting you don't have preliminary results on the shareholders' meeting . . . you can call it what you want, but that is highly unusual."

Taylor: "Well, I will say this, Mr. Mathis, as a *percentage of shares outstanding,* it was not much more than a majority *(italics added)*.

TIDEWATER INC.
Pan-American Life Center
601 Poydras Street, Suite 1900
New Orleans, Louisiana 70130-6040
Telephone: (504) 568-1010

That statement by Mr. Taylor was accurate. As a percentage of outstanding shares, the vote in favor of your proposal was approximately 56%, which it was fair to characterize as not much more than a majority. The vote results reported in the Company's second quarter 10-Q to which you refer shows the shares voted at the meeting, not the total outstanding shares. Based on our review of the transcript, we do not share your characterization of Mr. Taylor's statement as borderline false and misleading.

We trust this information answers your questions.

Sincerely,

Cliffe F. Laborde,
as attorney for:

Jon Madonna
Chairman
Corporate Governance Committee

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 23, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Tidewater Inc.
Incoming letter dated March 14, 2005

The proposal requests that the board take the needed steps to provide for the annual election of all directors.

We are unable to concur in your view that Tidewater may exclude portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Tidewater may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel